

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2014

Via E-mail
Daniel J. Rice IV
Chief Executive Officer
Rice Midstream Partners, LP
400 Woodcliff Drive
Canonsburg, PA 15317

> **Re: Rice Midstream Partners, LP**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 25, 2014**
> **Response dated November 26, 2014**
> **File No. 333-199932**

Dear Mr. Rice:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1 filed November 25, 2014

Our Cash Distribution Policy and Restrictions on Distributions, page 61

1. We note your disclosure on page 64 addressing the period between the end of the historical pro forma period and the beginning of the projected pro forma period. Please confirm to us whether there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period and the beginning of the projected pro forma period that would cause the omitted period to materially change the results of the projected or historical period if such period was included.

Response dated November 26, 2014

Dilution, page 59

2. Please show us how you calculated pro forma net tangible book value of $338.4 million or $5.74 per common unit after the offering and predecessor net tangible book value of $8.70 per common unit before the offering. Explain to us if your calculations considered goodwill and all intangible assets.

Rice Midstream Partners LP Pro Form Balance Sheet, page F-6

3. Please ensure the lettering of the adjustments is consistent with page F-8, particularly as it relates to parent net equity.

Rice Midstream Partners Predecessor Historical Balance Sheets, page F-20

4. Please ensure total current liabilities for the pro forma column as of September 30, 2014 is mathematically correct. Please also explain how you calculated the pro forma line item "due to related party."

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, at (202) 551-3202, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Doug E. McWilliams, Esq.
        Vinson & Elkins LLP